

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2024

Jarett Goldman
Chief Financial Officer
Global Partner Acquisition Corp II
200 Park Avenue 32nd Floor
New York, NY 10166

      Re: Global Partner Acquisition Corp II
            Form 10-K for the Year Ending December 31, 2023
            Form No. 001-39875

Dear Jarett Goldman:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Industrial Applications and Services